# SEC Schedule 13G/A (Amendment No. 30) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OLD DOMINION FREIGHT LINE, INC., CIK 0000878927
CUSIP: 679580100
Title of class of securities: Common Stock ($0.10 par value)
Address of issuer's principal executive offices: 500 Old Dominion Way, Thomasville, North Carolina (NC), 27360
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001067864

## Reporting persons
- David S. Congdon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,685,123; shared voting power 5,159,772; sole dispositive power 2,685,123; shared dispositive power 5,159,772; aggregate amount beneficially owned 7,844,895 (3.7% of the class)

## Item 1. Issuer
Name of issuer: OLD DOMINION FREIGHT LINE, INC.
Address of issuer's principal executive offices: 500 Old Dominion Way Thomasville, NC 27360

## Item 2. Person Filing
Name of person filing: David S. Congdon
Address of principal business office or, if none, residence: 500 Old Dominion Way Thomasville, NC 27360
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,844,895
Percent of class: 3.7
Sole power to vote or to direct the vote: 2,685,123
Shared power to vote or to direct the vote: 5,159,772
Sole power to dispose or to direct the disposition: 2,685,123
Shared power to dispose or to direct the disposition:
5,159,772

The securities reported herein include (i) 178,031 shares held in Mr. Congdon's 401(k) retirement plan; (ii) 2,507,092 shares held as trustee of various family trusts; (iii) 3,793,886 shares held through shared voting and investment rights as co-trustee of various family trusts; and (iv) 1,365,886 shares held through shared voting and investment rights with the shareholder's spouse as trustee of various family trusts.

The shares referenced in (i)-(ii) in the preceding paragraph are reported herein as shares as to which Mr. Congdon has sole voting and dispositive power. The shares referenced in (iii) in the preceding paragraph are reported herein as shares as to which Mr. Congdon has shared voting and dispositive power. Although Mr. Congdon's spouse serves as trustee of the trusts referenced in (iv) in the preceding paragraph and, thereby, has sole voting and dispositive power with respect to such shares, these shares are reported herein as shares as to which Mr. Congdon has shared voting and dispositive power.

This Schedule 13G/A is being filed to reflect changes in beneficial ownership of Old Dominion Freight Line, Inc. common stock of Mr. Congdon resulting from transfers to other Congdon family members in connection with family trust and estate planning transactions.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- David S. Congdon: /s/ David S. Congdon, David S. Congdon (02/13/2026)